

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03017653

March 20, 2003

No Act
P.E. 2-14-03
1-00303

Bruce M. Gack
Vice President and
Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

Act 1934
Section
Rule 14A-8
Public
Availability 3/20/2003

Re: The Kroger Co.
Incoming letter dated February 14, 2003

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Dear Mr. Gack:

This is in response to your letter dated February 14, 2003 concerning the shareholder proposal submitted to Kroger by Betty Will. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Betty Will
7939 Shelldale Way
Cincinnati, OH 45242-6430



LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

February 14, 2003
VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of Betty Will

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a proposal sent under cover dated October 29, 2002, received from Ms. Betty Will (the "Proponent"), a copy of which is attached hereto as Exhibit A (the "Proposal"); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal requests the Board to "Discontinue use of the Kroger Plus Shopper's Cards."

Kroger intends to mail to shareholders, on or about May 10, 2003, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2003 Annual Meeting. That meeting currently is scheduled to be held on June 26, 2003. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(1), (3) and (7), and 14a-9, and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(7) because it deals with the ordinary business operations of Kroger.

Rule 14a-8(i)(7) provides that proposals that deal with a matter relating to a company's ordinary business operations are excludable. The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting. ... certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998).

The Kroger Plus card (the "Card") is what commonly is referred to as a "loyalty card." The purpose of the Card is to reward loyal customers with discounts and other valuable offers. These offers vary among operating divisions within Kroger. The Proposal seeks to mandate the discontinuance of the Card.

The Proposal addresses matters clearly within the scope of Kroger's ordinary business operations. It seeks to micro-manage Kroger's policies and marketing practices by addressing matters that are fundamental to management's ability to run the company on a day-to-day basis.

The Staff consistently has agreed that proposals similar in nature to the Proposal are excludable from the company's proxy materials. *Bank of America Corporation* (January 24, 2003) (discontinue charitable contributions); *Citigroup Inc.* (January 10, 2003) (terms under which bank services are offered); *General Electric Company* (January 10, 2003) (changes to medical plans); *Verizon Communications Inc.* (January 9, 2003) (advertising issues); *WorldCom, Inc.* (January 30, 2002) (customer billing disputes); *AMR Corporation* (March 30, 2001) (modification to frequent flyer program); *Houston Industries Inc.* (March 1, 1999) (customer complaints).

B. The Proposal is properly excludable under Rule 14a-8(i)(3) and 14a-9 because it is false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal that is contrary to Rule 14a-9 of the Commission's Proxy Rules. The Proposal may be excluded because the supporting statement is vague, false and misleading. The Proposal contains a number of statements that are false and misleading in the context presented.

The Supporting Statement

Proponent's supporting statement contains several statements that are likely to mislead shareholders and to create false impressions.

Among these misleading statements are the following:

· The first sentence of the first paragraph of the supporting statement wrongly leads shareholders to believe that the Card increases costs without any benefit to Kroger. This is not true.

· The second sentence of the first paragraph of the supporting statement may be the Proponent's opinion, but it is characterized as a fact.

· The third paragraph of the supporting statement wrongly indicates that Kroger does not provide rewards or other value in conjunction with the Card. This simply is not true. Each of Kroger's operating divisions determines the manner in which offers, incentives, and other rewards will be offered to their customers in conjunction with the use of the Card.

· The fourth paragraph of the supporting statement should be restated as the Proponent's opinions, contrary to the facts.

· The second sentence of the fifth paragraph of the supporting statement suggests that Kroger in some fashion invades its customers' privacy or fails to keep the information it receives confidential. As Kroger's publicly disclosed privacy policy indicates, nothing could be further from the truth.

· the sixth paragraph of the supporting statement is merely the Proponent's opinion, and should be indicated as such.

C. The Proposal is properly excludable under Rule 14a-8(i)(1) because it is improper under the laws of the State of Ohio.

Kroger is incorporated in the State of Ohio. Section 1701.59(A) of the Code provides that "[e]xcept where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of the directors..." This statute gives the Board of Directors the exclusive authority and discretion, subject to authorization by shareholders in circumstances required by law, the articles, or the regulations, to manage the business and affairs of Kroger. This would include matters related to the ordinary business operations of Kroger, including whether or not to use (or discontinue use of) the Card. The Proposal mandates that Kroger discontinue use of the Card, and therefore usurps the authority of the board of directors.

D. Conclusion.

The Proposal may be omitted from the Proxy Materials because (i) it deals with a matter relating to the company's ordinary business operations, (ii) it contains vague, false and misleading statements, and (iii) it is not a proper subject for action by shareholders under the laws of the State of Ohio. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,

Bruce M. Gack

Enc.

cc. Ms. Betty Will
7939 Shelldale Way
Cincinnati, OH 45242

Exhibit A

7939 Shelldale Way
Cincinnati, Ohio 45242-6430
October 29, 2002

Paul W. Heldman, Secretary
Kroger Company
1014 Vine Street
Cincinnati, Ohio 45202

Dear Mr. Heldman:

This is a shareholder proposal to be considered at the next Kroger shareholder meeting.

I purchased 200 shares of Kroger common stock in May, 1983 and have held it continuously since then. Due to splits I now own 1,600 shares. I plan to continue holding these securities through the date of the next shareholder meeting.

PROPOSAL: Discontinue use of the Kroger Plus Shopper's Cards.

SUPPORTING INFORMATON:

The Kroger Plus Cards decrease shareholder value by increasing costs without any obvious stimulus to increase revenues. Additionally the Cards can be annoying to customers, resulting in lost customers and decreased revenues.

> The increased costs include: producing the cards and application forms; distributing cards and forms to the stores; administrative staff time to get the application forms completed; cashier time **every** time a card is used.
>
> With some cards (bread store, bookstore, beauty parlor, etc.) the customer gets a free loaf of bread, paperback, or hair cut after so many purchases. This reward could theoretically stimulate customers to return and increase revenues. With the Kroger card there is no such incentive. Kroger could sell the Card items for the discounted price without the hassle and cost of the Cards. This justifiably gives ammunition to competitors like Biggs, who claim always true minimum pricing.
>
> Carrying additional cards is annoying. Due to forgetting my card, I now own three sets and shop less frequently at Krogers. A relative of mine feels she is giving up her privacy by buying the Kroger Plus items and therefore avoids shopping at Krogers – lost customers and decreased revenues.

Cashier information can provide data on sales by product, store, time of year, day of week etc. Keeping data by individual is unnecessary and an invasion of privacy.

Companies that want to grow should study their **potential** customers, in this case those that **aren't** using Kroger Cards.

Sincerely,



Betty Will, Shareholder
513-984-9943

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 14, 2003

The proposal requests that Kroger "[d]iscontinue use of the Kroger Plus Shopper's Cards."

There appears to be some basis for your view that Kroger may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the manner in which a company sells and markets its products). Accordingly, we will not recommend enforcement action to the Commission if Kroger omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kroger relies.

Sincerely,



Jennifer R. Bowes
Attorney-Advisor